MOL HUNGARIAN OIL AND GAS PLC.

Finance

30th October, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

Nyrt.

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

~~Michel~~-Marc Delcommune
Chief Financial Officer

dlw 12/10

Enclosure

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

30 October, 2002

Negotiations on the second phase of the Slovnaft transaction

MOL Hungarian Oil and Gas company hereby announces that it has commenced negotiations with Slovintegra, a.s. and Slovbena, a.s. on the completion of the second phase of MOL's strategic entry into Slovnaft, the leading Slovakian oil company. MOL currently holds shares amounting to a 36.2% stake in the registered capital of Slovnaft. MOL, Slovintegra and Slovbena are parties to a Shareholder's Agreement, based on which MOL has an option to acquire a majority position in Slovnaft after the end of the lock-in period. The parties will make a public announcement about any final and binding agreement reached in these negotiations in due course.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924